

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via E-Mail

Mr. Paul W. Mobley
Chief Executive Officer
Noble Roman's, Inc.
One Virginia Ave
Suite 300
Indianapolis, Indiana 46204

> **Re: Noble Roman's, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 001-33507**

Dear Mr. Mobley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Note 9- Loss from Discontinued Operations, page 37

1. We note from the disclosure included in Note 9 that the Company recognized a loss on discontinued operations of $3.8 million in 2008 that was primarily the result of operating traditional restaurants which had been acquired from struggling franchisees and later sold to new franchisees. We also note that in December 2008, the Company made the decision to discontinue that business and charged off or dramatically lowered the carrying value of all assets related to the traditional restaurants and accrued estimated future expenses including an estimate for legal expenses related to Heyser lawsuit. We further note that the right to receive passive income in the form of royalties is not a part of the discontinued segment. With regards to the loss on discontinued operations recognized in

2008, please tell us the nature and amounts of the various costs that comprised the $3.8 million loss that was recognized during this period. As part of your response, you should also explain in detail how each component of the loss such as write-downs of receivables or accruals for loss contingencies were calculated or determined.

2. Additionally, we note your disclosure indicating that the costs initially accrued for the Heyser lawsuit were determined to be insufficient and an additional accrual was required. We also note your disclosure indicating that in reviewing accounts receivables, various receivables which originated in 2007 and 2008 that related to operations that were discontinued were determined to be doubtful of collection and therefore charged to loss on discontinued operations. With regards to the losses related to discontinued operations recognized during 2010, please tell us and revise the notes to your financial statements in future filings to explain the specific nature and timing of the events or circumstances that resulted in your conclusion that additional accruals for loss would be required with regard to the Heyser lawsuit and explain how such accruals were calculated or determined. Also, with regard to the receivables for which losses were recognized in 2010, please tell us the original payment terms that were associated with these receivables and explain why no losses were recognized with respect to the recorded receivables balances prior to 2010. We may have further comment upon receipt of your response.

3. Furthermore, we note from your disclosure in Note 9 that the right to receive passive income in the form of royalties is not a part of the discontinued segment. Please tell us and revise future filings to explain the nature and amount of any passive royalties that the Company is recognizing in its financial statements with respect to the operations that have been classified as discontinued operations. If such royalties are included in the Company's statements of operations, please tell us the nature and amounts of such royalties and explain where they have been reflected in the Company's financial statements. As part of your response, you should also explain the period over which the Company expects to continue to receive such royalty revenues and why you do not believe such amounts should be included as part of discontinued operations in your financial statements.

Note 10-Contingencies, page 38

4. We note from the disclosure included in Note 10 that the Company was involved in litigation with various former franchises which were claiming actual damages against the Company in the amount of $5.1 million. We also note that one claim under the Indiana Franchise Act remains pending. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be

made. Supplementally advise us regarding the amount of any loss accruals that have been established for this pending litigation. If no accruals for losses in connection with this matter have been established, please explain why. Also, please revise your disclosure in future filings to comply with the guidance in ASC 450-20-50.

5. Supplementally advise us and revise future filings to disclose whether the company has recognized any revenue associated with the franchisees engaged in the lawsuits disclosed in Note 10. If so, please tell us and revise future filings to disclose the amounts recognized during each period presented in the Company's financial statements and explain how the amounts recognized were calculated or determined given the existence of the pending lawsuits. Your response and your revised disclosure should also explain why you believe the amounts recognized will be collectible given the existence of the pending litigation.

6. In addition, we note that the Company filed counter-claims for damages for breach of contract against all of the Plaintiffs in the aggregate approximate amount of $3.6 million plus attorney's fees, cost of collection and punitive damages in certain instances. Supplementally advise us and revise future filings to indicate whether any portion of the $3.6 million of counter claims for damages have been recognized in the Company's financial statements. If so, your response should explain in detail how the Company determined the amounts recognized and should also explain why it believes it is probable any amounts recognized will be recoverable.

Signatures

7. The second half of your signature page must be signed by your principal executive officer, principal financial officer, and either your controller or principal accounting officer. If any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report. Please confirm that future filings on Form 10-K will include this signature.

Exhibit 31.1

8. Your certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language. We note that you have removed the phrase "of internal control over financial reporting" from the introductory language to paragraph five. In future filings please revise these certifications to include the introductory language of paragraph five of Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement
General

9. In future filings please disclose whether you consider diversity in identifying nominees for director. Please refer to Item 407(c)(2)(vi) of Regulation S-K.

Election of Directors, page 3

10. Please confirm that in future filings, you will discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. See Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown with any other questions at (202) 551-3859.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief